Exhibit 13.1

BRILLIANCE
CHINA AUTOMOTIVE
HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

中 华
BMW

Annual Report 2002

Financial Overview

	Year ended	Year ended	Year ended
	and as of	and as of	and as of
(Amounts in thousands of Renminbi,	December 31, 2002	December 31, 2001	December 31, 2000
except for ADS data)	RMB	RMB	RMB

Income Statement Data:
Net Income	610,465	887,077	870,030
Sales	7,319,455	6,218,436	6,306,430
Basic earnings per ADS	RMB16.65	RMB25.10	RMB27.61
Diluted earnings per ADS	RMB16.65	RMB25.10	RMB26.80
Weighted average number of ADSs used in calculating basic earnings per ADS	36,660,529	35,335,529	31,514,189
Weighted average number of ADSs used in calculating diluted earnings per ADS	36,660,529	35,335,529	32,459,818
Balance Sheet Data:
Total assets	13,853,681	11,696,523	10,552,355
Equity	6,005,302	5,419,803	3,836,305

Notes:

1.	The Company’s ADSs traded on the New York Stock Exchange Inc. can be converted to shares of common stock at a ratio of 100 shares to 1 ADS. The calculation of earnings per ADS is based on the weighted average number of ADSs outstanding during the year.

2.	For the years ended December 31, 2002 and December 31, 2001, the effect of the assumed conversion of all potential common stock outstanding is anti-dilutive. The weighted average number of ADSs for the year ended December 31, 2000 was 32,459,818 shares after taking into account the effect of the weighted average number of shares deemed to be issued at no consideration if all outstanding share options during the year had been exercised.

Brilliance China Automotive Holdings Limited (the “Company”), established in 1992, is a holding company whose principal operating asset is its 51% interest in Shenyang Brilliance JinBei Automobile Co., Limited (formerly known as Shenyang JinBei Passenger Vehicle Manufacturing Company Limited) (“Shenyang Automotive”), a Sino-foreign equity joint venture enterprise established in 1991. Shenyang Automotive is located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of the People’s Republic of China (“China”). Shenyang Automotive is the leading manufacturer and distributor of minibuses in China, and is also the only minibus manufacturer in China with access to Toyota technology. In May 2002, Shenyang Automotive obtained the approval from the Chinese government to produce and sell the “Zhonghua” sedan in the PRC. The Company, through its indirect 81% subsidiary, entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. On April 28, 2003, the Company subsequently increased its effective interest in this subsidiary from 81% to 89.1%.

In October 1992, the Company became the first company with operations solely in China to list directly on the New York Stock Exchange Inc. In October 1999, the Company listed its common stock on The Stock Exchange of Hong Kong Limited.

Chairman’s Statement

Dear Shareholders:

Looking back to 2002, we are confident that the Group has pursued an appropriate business strategy by both maintaining the leading position in the Chinese minibus industry and entering into the sedan industry in China. In the face of challenging market conditions in the minibus industry during the first quarter of 2002, the Group managed a significant recovery in the unit sales of the Group’s minibuses during the last three quarters of 2002 and sold a total of over 65,000 minibuses in 2002. Our “Zhonghua” sedan has also received positive market response since its formal launch in August 2002 and we sold over 8,800 sedans in 2002. By focusing on market trends and launching new products, the Group achieved better operating results in the second half of 2002 compared to the first half.

Last year was an important milestone year for the Group. With the formal launch of our “Zhonghua” sedan and the approval of our project proposal for the joint venture with BMW Holding BV, the Group has successfully laid the foundation to transform from a leading niche minibus manufacturer to a fully fledged automobile manufacturer in China.

The approval for the production and sale of the “Zhonghua” sedan in May 2002 paved the way for the Company to enter into the sedan market. The “Zhonghua” sedan was not only well received by the market but also highly regarded within the automobile industry. We believe that being named “Car of the Year 2003” in China reflects the high quality workmanship of our “Zhonghua” sedan.

The joint venture with BMW also reaffirms Brilliance as a market pioneer and leader in China’s automotive industry. BMW will be a tremendous partner to us as we believe our respective businesses and experiences are highly complimentary. With this partnership and our solid market presence and experience, we are confident that we are well-positioned to capture the growing premium sedan market opportunities in China.

Chairman’s Statement

Looking ahead to 2003, the Group will continue to strengthen its competitive position in the Chinese automotive industry by implementing focused growth strategies and introducing new products. In particular, we will focus on (i) maintaining the leading position in the minibus industry; (ii) building up the brand image and the market share of the “Zhonghua” sedan; and (iii) establishing the BMW joint venture and its related domestic components and distribution networks. The Group will continue to introduce more new versions and models of our minibus and “Zhonghua” sedan to the market in order to sustain our market share and solidify our competitive edge. We will launch new versions of our current model of minibus in the second quarter of 2003 and the domestic version of the Toyota “GRANVIA” (known as “GRACE” in China) by the end of the year. As for the “Zhonghua” sedan, the 2.0L and 2.4L automatic transmission versions will be launched in May and October 2003, respectively. We also expect the production of the BMW 3-series sedan by the BMW joint venture will commence by the end of 2003.

Last but not least, on December 18, 2002, Huachen Automotive Group Holdings Company Limited, the wholly owned subsidiary of the Liaoning Provincial Government, acquired a 39.46% stake in our Company from the Chinese Financial Education Development Foundation. With the support from the Liaoning Provincial Government, the introduction of new models of minibuses and sedans and the establishment of the BMW joint venture, we believe that the Group has excellent prospects for future growth.

Finally, I would like to take this opportunity to express my heartfelt gratitude to our staff and shareholders for their continued support.

Wu Xiao An
Chairman
April 28, 2003

Senior Executives of the Company

Xiaoan Wu Chairman, Executive Vice President	Qiang Su Director, President, Chief Executive Officer	Lloyd Xing Hong Vice Chairman, Executive Vice President

Tao He Director, Vice President, Chief Financial Officer	Maozeng Yang Director, Vice President, Chief Accounting Officer

2002 Financial Review

Financial Highlights	6
Management’s Discussion and Analysis	7
Report of Independent Public Accountants	10
Consolidated Statement of Income and Comprehensive Income
For the years ended December 31, 2002, 2001 and 2000	12
Consolidated Balance Sheets as of December 31, 2002 and 2001	13
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000	15
Consolidated Statements of Changes in Shareholder’s Equity
For the years ended December 31, 2002, 2001 and 2000	17
Notes to Consolidated Financial Statements	18
Information for Investors	48

Financial Highlights

The following table presents selected consolidated financial information of the Company as of and for the years ended December 31, 2002, 2001 and 2000. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective financial statements and the accompanying notes thereto.

Selected Consolidated Financial Information of the Company

	Year ended	Year ended	Year ended
	and as of	and as of	and as of
	December 31,	December 31,	December 31,
(Amounts in thousands)	2002	2001	2000

	RMB	RMB	RMB
Income Statement Data:
Sales	7,319,455	6,218,436	6,306,430
Cost of sales	5,411,308	4,307,988	4,436,155
Selling, general and administrative expenses	1,067,154	673,391	663,181
Net income	610,465	887,077	870,030
Balance Sheet Data:
Total assets	13,853,681	11,696,523	10,552,355
Current assets	8,262,951	6,127,118	6,076,716
Current liabilities	7,332,746	5,741,741	6,177,695
Equity	6,005,302	5,419,803	3,836,305
Cash Flow Statement Data:
Payment for capital expenditure	798,759	782,520	1,016,207
Depreciation and amortization	270,560	118,122	114,007
Net cash flows provided by operating activities	1,912,968	1,326,756	201,357
Net cash flows used in investing activities	(2,209,943)	(1,398,816)	(2,833,243)
Net cash flows provided by (used in) financing activities	365,899	(45,752)	2,597,848

The unified exchange rate quoted by the People’s Bank of China for 2002, 2001 and 2000 remained at US$1 = RMB8.28 throughout these periods.

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this Annual Report.

OVERVIEW

The Company is a holding company whose principal operating asset is its majority interest in Shenyang Automotive. Historically, the Company has derived its revenues from Shenyang Automotive’s sales of minibuses in China. As a result, the Company’s results of operations have been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. In May 1998, the Company acquired indirect interests in two components suppliers: a 51% equity interest in Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), a wholly foreign-owned Chinese enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd. (“Mianyang Xinchen”), a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ruixing”) and Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Ruian”), respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., (“Xinguang”), a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired a 100% equity interest in Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing”), a foreign-invested manufacturer of automotive components in the PRC and established a 90%-owned Sino-foreign joint venture, Shenyang Xingchen Automotive Seats Co., Ltd. (“Xingchen”). The Company and its operating subsidiaries, Shenyang Automotive, Ningbo Yuming, Xing Yuan Dong, Mianyang Xinchen, Ruixing, Ruian, Dongxing and Xingchen, are collectively referred to herein as the “Group”.

In August 2002, Shenyang Automotive launched the “Zhonghua” sedan. On March 27, 2003, the indirect 81%-owned subsidiary of Company, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. On April 28, 2003, the Company, through its indirect 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interests in SJAI. Upon completion, SJAI will be 89.1% indirectly owned by the Company. Accordingly, the Company’s effective interest in the joint venture with BMW will increase from 40.50% to 44.55%. As a result of these additional investments and the introduction of sedans, the Company’s income base has been broadened and its future financial performance will differ from that of the minibus and automotive component segment of Shenyang Automotive.

PRODUCTION VOLUMES AND SALES

The Group derives its revenues from the sale of minibuses, sedans and automotive components. For the years ended December 31, 2002, 2001 and 2000, revenues from the sale of minibuses and automotive components were RMB6,202.2 million, RMB6,218.4 million and RMB6,306.4 million, respectively.

The Mid-priced Minibus has proven to be the Group’s most popular and competitive product. Sales of Deluxe and Mid-priced Minibuses represented 21.4% and 74.2%, respectively, of the revenue from the sale of minibuses and automotive components in 2002. The Company expects that the Mid-priced Minibus will continue to grow as a percentage of Shenyang Automotive’s unit sales and total sales revenue in 2003, while sales of the Deluxe Minibus are expected to continue to represent a significant proportion of its total sales revenue.

In August 2002, Shenyang Automotive launched its “Zhonghua” sedans and sold 8,816 sedans during the last five months of the year. For the year ended December 31, 2002, revenue from the sale of sedans was RMB1,117.3 million.

Management’s Discussion and Analysis (Continued)

RESULTS OF OPERATIONS

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Consolidated net sales of the Group for the year ended December 31, 2002 were RMB7,319.5 million, a 17.7% increase from sales of RMB6,218.4 million for the year ended December 31, 2001. The increase in sales was primarily attributable to the launch of the “Zhonghua” sedan commencing in August 2002.

Shenyang Automotive sold a total of 65,138 minibuses in 2002, a 3.4% increase over the 63,009 minibuses sold in 2001. Shenyang Automotive sold 56,121 of its Mid-priced Minibuses in 2002, a 5.2% increase over the 53,356 units sold in 2001. Unit sales of the Deluxe Minibus decreased by 6.6% from 9,653 units in 2001 to 9,017 units in 2002. Shenyang Automotive also launched the “Zhonghua” sedan in August 2002 and sold 8,816 sedans during the last five months of the year.

Cost of sales, including depreciation and amortization, increased by 25.6% to RMB5,411.3 million in 2002 from RMB4,308.0 million in 2001. This increase was primarily due to the commencement of the sedan production in 2002.

Selling, general and administrative expenses were RMB1,067.2 million in 2002, representing 14.6% of sales, compared with RMB673.4 million in 2001, representing 10.8% of sales. The increase was primarily due to the initial start-up costs of the sedan production and the increase in research and development expenses and selling and administrative expenses relating to the launch of the sedans. Interest expense net of interest income increased from RMB67.3 million in 2001 to RMB127.7 million in 2002 due to the decrease in interest income from affiliated companies and the decrease in interest rates.

Net equity in earnings of associated companies increased 245.0% from RMB40.0 million in 2001 to RMB138.1 million in 2002. The increase was due to the strong performance of the Group’s associated companies engaging in engine manufacturing in 2002. Income before taxation and minority interests decreased by 29.7% from RMB1,213.3 million in 2001 to RMB852.5 million in 2002. However, income tax expenses increased from RMB116.3 million in 2001 to RMB146.6 million in 2002 due to the increase in non-tax-deductible expenses and corporate overhead in 2002. Net income decreased 31.2% to RMB610.5 million in 2002 from RMB887.1 million in 2001. Basic earnings per ADS were RMB16.65 in 2002, compared to basic earnings per ADS of RMB25.10 in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Consolidated net sales of the Group for the year ended December 31, 2001 decreased 1.4% to RMB6,218.4 million from RMB6,306.4 million for the year ended December 31, 2000. The decrease in sales was primarily attributable to the price reduction of Shenyang Automotive’s minibuses and the slight decrease in unit sales of the Deluxe Minibus.

Shenyang Automotive sold a total of 63,009 minibuses in 2001, a 5.0% increase over the 60,018 minibuses sold in 2000. Shenyang Automotive sold 53,356 of its Mid-priced Minibuses in 2001, a 7.0% increase over the 49,873 units sold in 2000. Unit sales of the Deluxe Minibus decreased 4.8% from 10,145 units in 2000 to 9,653 units in 2001.

Cost of sales, including depreciation and amortization, decreased 2.9% to RMB4,308.0 million in 2001 from RMB4,436.2 million in 2000. This decrease was primarily due to our continued efforts to reduce the cost of domestic components used in our minibuses.

Selling, general and administrative expenses rose 1.5% to RMB673.4 million in 2001 from RMB663.2 million in 2000, and as a percentage of sales increased from 10.5% in 2000 to 10.8% in 2001. The increase in selling, general and administrative expenses was due to the additional pre-operation expenses and depreciation of the buildings relating to the planned sedan production. Income before income taxes and minority interest decreased 16.9% to RMB1,213.3 million in 2001 from RMB1,459.4 million in 2000. Income taxes decreased to RMB116.3 million in 2001

Management’s Discussion and Analysis (Continued)

from RMB316.3 million in 2000 due to the reduction in the enterprise income tax rate for Xing Yuan Dong to 7.5% in 2001 from 33% in 2000.

As a result of the performance of Shenyang Automotive, and taking into account the earnings from the Company’s operating subsidiaries and associated companies, the Company’s net income increased 2.0% to RMB887.1 million in 2001 from RMB870.0 million in 2000. Based on the weighted average number of ADSs outstanding, basic earnings per ADS were RMB25.1 in 2001, a 9.1% decrease over the basic earnings of RMB27.6 per ADS for 2000.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

As of December 31, 2002, the Company had RMB2,062.5 million in cash, cash equivalents, short-term bank deposits and RMB1,350 million in pledged short-term bank deposits, an increase of RMB266.5 million from its position as of December 31, 2001. This increase was mainly due to the increased payments in the form of cash and cash equivalents from Shenyang Automotive’s customers and sale of Zhonghua sedans since August 2002.

Inventory level increased from RMB627.0 million at the end of 2001 to RMB788.4 million at the end of 2002. This was mainly resulted from the commencement of production and sale of Zhonghua sedans in 2002. Accounts receivable, notes receivable, notes receivable from affiliated companies and amounts due from affiliated companies decreased to RMB1,472.1 million in 2002 from RMB1,543.1 million in 2001. The decrease was mainly due to the decrease in sales to affiliated companies in 2002, leading to the decrease in notes receivables from affiliated companies.

Debt Changes

In 2002, the Group continued to maintain credit facilities with banks to finance its working capital needs. As of December 31, 2002, direct bank borrowings and bank notes payable amounted to RMB4,087.4 million, an increase of RMB381.9 million from RMB3,705.5 million as of December 31, 2001. The bank loans and bank notes payable were either secured by the property, plant and equipment or pledged short-term bank deposits, or unsecured, with maturity periods of less than one year. The Group believes that it will continue to have access to sufficient bank facilities to meet its working capital requirements.

Capital Expenditures

The Group’s payment for capital expenditure were RMB798.8 million in 2002, an increase of RMB16.2 million from the 2001 figure. Major items of the expenditures include the moulds, equipment and machinery for the production of the new versions of minibuses and sedans.

Foreign Currency Requirements

The Group will require approximately US$138 million and Euro147 million to purchase imported equipment and components from Toyota of Japan, BMW of Germany and other overseas suppliers for its minibuses and sedans in 2003. This estimate is based upon the Group’s 2003 production plans and the level of domestic content expected for its minibuses and sedans in 2003. The Company believes that it will be able to obtain adequate amounts of foreign currency to meet its planned requirements for 2003.

Report of Independent Public Accountants

To the shareholders of
Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheet of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2002, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Group as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those statements in their report dated April 25, 2002.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 28, 2003

Report of Independent Public Accountants

The following report is a copy of a report previously issued by Arthur Andersen & Co and has not been reissued by Arthur Andersen & Co.

To the shareholders of Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2001, 2000 and 1999*, expressed in Chinese Renminbi (''RMB’’). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999*, in conformity with generally accepted accounting principles in the United States of America.

ARTHUR ANDERSEN & CO
Hong Kong

April 25, 2002

*	The 1999 consolidated financial statements are not required to be presented in the 2002 annual report.

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

	RMB'000	RMB'000	RMB'000
	(except for per share and per ADS data)
Sales to third parties	4,636,347	2,552,780	638,513
Sales to affiliated companies	2,683,108	3,665,656	5,667,917

Total sales	7,319,455	6,218,436	6,306,430
Cost of sales	(5,411,308)	(4,307,988)	(4,436,155)

Gross profit	1,908,147	1,910,448	1,870,275
Selling, general and administrative expenses	(1,067,154)	(673,391)	(663,181)
Interest expense	(171,286)	(178,028)	(96,280)
Interest income	43,617	110,735	116,029
Equity in earnings of associated companies, net	138,145	40,043	62,264
Subsidy income	—	—	181,600
Other income (expenses), net	1,009	3,456	(11,281)

Income before taxation and minority interests	852,478	1,213,263	1,459,426
Income taxes	(146,610)	(116,250)	(316,337)
Minority interests	(95,403)	(209,936)	(273,059)

Net income	610,465	887,077	870,030

Basic earnings per share	RMB0.1665	RMB0.2510	RMB0.2761
Basic earnings per ADS	RMB16.65	RMB25.10	RMB27.61
Diluted earnings per share	RMB0.1665	RMB0.2510	RMB0.2680
Diluted earnings per ADS	RMB16.65	RMB25.10	RMB26.80

Weighted average number of shares outstanding	3,666,052,900	3,533,552,900	3,151,418,900

Weighted average number of ADSs outstanding	36,660,529	35,335,529	31,514,189

Weighted average number of shares outstanding adjusted for dilutive effect of stock options	3,666,052,900	3,533,552,900	3,245,981,803

Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options	36,660,529	35,335,529	32,459,818

The accompanying notes are an integral part of these consolidated statements of income.

Consolidated Balance Sheets

As of December 31, 2002 and 2001

	2002	2001

	RMB'000	RMB'000
Assets
Current assets
Cash and cash equivalents	1,289,150	1,220,226
Short-term bank deposits	773,389	—
Pledged short-term bank deposits	1,350,000	1,925,805
Notes receivable	469,744	235,167
Notes receivable from affiliated companies	212,985	686,869
Accounts receivable, net	15,275	24,107
Due from affiliated companies	774,066	596,937
Inventories, net	788,365	626,969
Other receivables	848,146	172,703
Prepayments and other current assets	437,135	339,949
Advances to affiliated companies	1,304,696	298,386

Total current assets	8,262,951	6,127,118
Property, plant and equipment	3,555,875	3,104,006
Intangible assets	624,966	681,100
Investments in associated companies	919,446	1,313,586
Investment securities	17,305	—
Goodwill	414,464	414,464
Long-term advances to an affiliated company	—	44,804
Long-term prepayment for fixed assets	18,305	—
Deferred tax assets	38,041	—
Other long-term assets	2,328	11,445

Total assets	13,853,681	11,696,523

Consolidated Balance Sheets (Continued)

As of December 31, 2002 and 2001

	2002	2001

	RMB'000	RMB'000
Liabilities and shareholders’ equity
Current liabilities
Short-term bank loans	150,000	405,500
Bank notes payable	3,937,403	3,300,000
Accounts payable	1,075,592	666,216
Due to affiliated companies	729,369	492,079
Customer advances	302,039	83,559
Other payables	352,574	385,661
Dividends payable to joint venture partners	21,618	46,452
Accrued expenses and other current liabilities	258,248	73,730
Taxes payable	343,483	234,268
Advances from affiliated companies	162,420	54,276

Total current liabilities	7,332,746	5,741,741
Commitments and contingencies (Note 19)	—	—
Minority interests	515,633	534,979
Shareholders’ equity
Capital stock
Common stock (5,000,000,000 shares of US$0.01 each authorized and 3,666,052,900 shares of US$0.01 each issued and outstanding as of December 31, 2002 and 2001)	303,194	303,194
Additional paid-in capital	2,147,970	2,137,641
Other comprehensive income	39,179	39,179
Dedicated capital	132,179	71,356
Retained earnings	3,382,780	2,868,433

Total shareholders’ equity	6,005,302	5,419,803

Total liabilities and shareholders’ equity	13,853,681	11,696,523

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000

	Year ended December 31,

	2002	2001	2000

	RMB'000	RMB'000	RMB'000
Cash flows from operating activities:
Net income	610,465	887,077	870,030
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax	(38,041)	—	—
Depreciation of fixed assets	213,776	111,922	106,683
Amortization of intangible assets	56,784	—	—
Amortization of goodwill of subsidiaries and other assets	—	6,200	7,324
Minority interests in net income of consolidated subsidiaries	95,403	209,936	273,059
Provision for doubtful debts and net realizable value provision for inventory	59,682	4,352	5,227
Provision for doubtful debts written back	(265)	(19,147)	—
Provision for impairment of property, plant and equipment	2,547	30,950	—
Provision for impairment of investment securities	8,500	—	—
Loss on disposal of fixed assets	5,147	4,539	271
Gain on disposal of an associated company	(6,014)	—	—
Amortization of deferred compensation expenses	10,329	15,461	88,264
Equity in earnings of associated companies, net	(138,145)	(40,043)	(62,264)
(Increase)/decrease in operating assets net of effects from the purchase of subsidiaries in 2001:
Accounts receivable	8,279	8,566	25,397
Notes receivable	(234,577)	(93,090)	(85,796)
Notes receivable from affiliated companies	473,884	(237,190)	(102,211)
Due from affiliated companies	(163,354)	(477,136)	(28,082)
Inventories	(202,157)	168,639	(419,088)
Other receivables	11,486	826,859	(816,588)
Prepayments and other current assets	(88,568)	(109,967)	297
Increase/(decrease) in operating liabilities net of effects from the purchase of subsidiaries in 2001:
Accounts payable	409,376	181,361	13,182
Due to affiliated companies	237,290	133,968	84,654
Commercial notes payable	—	(350,000)	350,000
Customer advances	218,480	45,786	(75,036)
Other payables	68,928	33,251	155,727
Accrued expenses and other current liabilities	184,518	8,317	(29,373)
Import tariff and taxes payable	109,215	(23,855)	(160,320)

Net cash provided by operating activities	1,912,968	1,326,756	201,357

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2002, 2001 and 2000

	Year ended December 31,

	2002	2001	2000

	RMB'000	RMB'000	RMB'000
Cash flows from investing activities:
Payment for capital expenditure	(798,759)	(782,520)	(1,016,207)
Proceeds from disposal of fixed assets	15,600	25,085	179
(Increase)/decrease in short-term bank deposits	(773,389)	492,355	(174,966)
Decrease/(increase) in pledged short-term bank deposits	575,805	(1,020,277)	(371,027)
Increase in advances to affiliated companies	(987,516)	—	(1,054,528)
Decrease in advances to affiliated companies	—	90,566	—
Increase in other assets	(1,684)	—	(1,194)
Net cash acquired from the purchase of a subsidiary	—	6,805	—
Increase in other receivables arising from short-term investments	(500,000)	—	—
Dividends from an associated company	—	—	42,434
Increase in investments in associated companies	—	(480,000)	(16,635)
Increase in advances to associated companies	—	—	(241,299)
Decrease in advances to associated companies	—	269,170	—
Proceeds received from disposal of investment in an associated company	260,000	—	—

Net cash used in investing activities	(2,209,943)	(1,398,816)	(2,833,243)
Cash flows from financing activities:
Proceeds from borrowing of short-term bank loans	1,746,930	950,683	1,442,867
Repayment of short-term bank loans	(2,002,430)	(1,592,412)	(1,986,498)
Issuance of bank notes payable	7,658,304	8,080,000	5,233,160
Repayment of bank notes payable	(7,020,901)	(7,997,318)	(2,417,145)
Increase in advances from affiliated companies	108,144	1,965	30,656
Proceeds from issuance of common stock	—	716,266	345,190
Dividends paid	(35,295)	(35,306)	(21,690)
Dividends paid to joint venture partners	(88,853)	(169,630)	(28,692)

Net cash provided by (used in) financing activities	365,899	(45,752)	2,597,848
Net increase (decrease) in cash and cash equivalents	68,924	(117,812)	(34,038)
Cash and cash equivalents, beginning of year	1,220,226	1,338,038	1,372,076

Cash and cash equivalents, end of year	1,289,150	1,220,226	1,338,038

The accompanying notes are an integral part of these consolidated statements of cash flows.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2002, 2001 and 2000

					Other
	Number of		Additional	Deferred	Comprehensive	Dedicated	Retained
	Shares Issued	Amount	Paid-in Capital	Compensation	Income	Capital	Earnings	Total

		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Note 29)
Balance at December 31, 1999	152,184,645	12,332	1,263,322	—	39,179	5,191	1,228,973	2,548,997
Deferred compensation related to stock options	—	—	88,264	(88,264)	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	88,264	—	—	—	88,264
Stock split of 19 shares for 1 share on April 14, 2000	2,891,508,255	239,370	(239,370)	—	—	—	—	—
Exercise of employee stock options	304,360,000	25,189	320,001	—	—	—	—	345,190
Net income	—	—	—	—	—	—	870,030	870,030
Dividend declared and paid	—	—	—	—	—	—	(16,176)	(16,176)

Balance at December 31, 2000	3,348,052,900	276,891	1,432,217	—	39,179	5,191	2,082,827	3,836,305
Issuance of shares	318,000,000	26,303	689,963	—	—	—	—	716,266
Deferred compensation related to stock options	—	—	15,461	(15,461)	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	15,461	—	—	—	15,461
Net income	—	—	—	—	—	—	887,077	887,077
Transfer to dedicated capital	—	—	—	—	—	66,165	(66,165)	—
Dividend declared and paid	—	—	—	—	—	—	(35,306)	(35,306)

Balance at December 31, 2001	3,666,052,900	303,194	2,137,641	—	39,179	71,356	2,868,433	5,419,803
Deferred compensation related to stock options	—	—	183,542	(183,542)	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	10,329	—	—	—	10,329
Net income	—	—	—	—	—	—	610,465	610,465
Transfer to dedicated capital	—	—	—	—	—	60,823	(60,823)	—
Dividend declared and paid	—	—	—	—	—	—	(35,295)	(35,295)

Balance at December 31, 2002	3,666,052,900	303,194	2,321,183	(173,213)	39,179	132,179	3,382,780	6,005,302

The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

Notes to Consolidated Financial Statements

1.  ORGANIZATION, PRINCIPAL ACTIVITIES AND OPERATING ENVIRONMENT

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on June 9, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. (“NYSE”) and The Stock Exchange of Hong Kong Limited (“SEHK”) respectively.

On December 18, 2002, Huachen Automotive Group Holdings Company Limited (“Huachen”) entered into a principal agreement (the “Principal Agreement”) with the Chinese Financial Education Development Foundation (the “Foundation”), the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 shares of common stock, representing approximately 39.446% of the issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. Completion of the Principal Agreement took place upon signing.

The Company is an investment holding company. The principal activities of the Company’s subsidiaries are the manufacturing and sales of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

Details of the Company’s principal subsidiaries as of December 31, 2002 are as follows:

		Percentage of equity
	Place of	interest/voting right
	establishment/	attributable to the
Name	incorporation	Company		Principal activities

		Directly	Indirectly

Shenyang Brilliance JinBei Automobile Co., Limited (formerly Shenyang Jinbei Passenger Vehicle Manufacturing Company Limited or “Shenyang Automotive”)	Shenyang, the PRC	51%	—	Manufacturing, assembly and sales of minibuses and sedans

Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	Ningbo, the PRC	—	51%	Manufacturing and sales of automotive components

Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”)	Shenyang, the PRC	100%	—	Manufacturing and trading of automotive components

Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”)	Ningbo, the PRC	100%	—	Manufacturing and trading of automotive components

Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”)	Mianyang, the PRC	100%	—	Manufacturing and trading of automotive components

Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”)	Shenyang, the PRC	—	100%	Manufacturing and trading of automotive components

Shenyang Xingchen Automotive Seats Co., Ltd. (“Xingchen Automotive Seats”)	Shenyang, the PRC	—	90%	Ceased operations

Notes to Consolidated Financial Statements (Continued)

In June 2000, the Company established Ningbo Ruixing in the PRC as a wholly-owned subsidiary of the Company. Ningbo Ruixing is principally engaged in the manufacturing and trading of automotive components. In 2000, 100% of Ningbo Ruixing’s sales were made to Shenyang Automotive and 100% of Ningbo Ruixing’s purchases were from Ningbo Yuming. In July 2000, the Company established Mianyang Ruian in the PRC as a wholly-owned subsidiary of the Company. Mianyang Ruian is principally engaged in the manufacturing and trading of automotive components. In 2000, 100% of sales of Mianyang Ruian were made to Mianyang Xinchen Engine Co., Ltd.

In December 2000, the Company entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of China Brilliance Automotive Components Group Limited (“Automotive Components”) at a consideration of RMB388 million. Automotive Components is an investment holding company incorporated in Bermuda. The principal asset of Automotive Components is a 50% interest in the registered capital of Shenyang Xinguang Brilliance Automotive Engine Co., Ltd, a Sino-foreign equity joint venture established in the PRC whose principal products are gasoline engines for the use in passenger vehicles and light duty trucks.

In December 2001, the Company entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited (“Key Choices”) at a consideration of approximately RMB278 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Dongxing Automotive and 90% equity interest in the registered capital of Xingchen Automotive Seats. Dongxing Automotive is a foreign-invested enterprise established in the PRC whose principal products are automotive components for the use in passenger vehicles. Xingchen Automotive Seats is a Sino-foreign equity joint venture established in the PRC in December 2001 and principally engaged in the manufacturing of automotive seats. The operations of Xingchen Automotive Seats ceased in 2002.

In December 2001, Xing Yuan Dong entered into an agreement with two affiliated companies to establish China Zhengtong Investment Holdings Co., Ltd. (“Zhengtong”). Pursuant to the agreement, Xing Yuan Dong contributed cash amounting to RMB480 million to acquire a 47.06% equity interest in Zhengtong. Zhengtong’s principal activity is investment holding. In December 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong to an affiliated company at a consideration of RMB480 million.

Details of the Group’s investment in associated companies are included in Note 13.

For the years ended December 31, 2002, 2001 and 2000, approximately 10%, 42% and 1% of the consolidated revenue was generated from Shanghai Yuantong Automobile Sales and Service Company Limited (“Shanghai Yuantong”), an affiliated company. For the years ended December 31, 2002, 2001 and 2000, approximately 23%, 15% and 76% of the consolidated revenue was generated from Shanghai Shenhua Holdings Co., Ltd. (formerly Shanghai Brilliance Group Co., Ltd.) (“Shanghai Shenhua”), also an affiliated company.

2.  BASIS OF PRESENTATION

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. This basis of accounting differs from that used in the statutory financial statements of the Company’s subsidiaries, which were prepared in accordance with the relevant accounting principles and financial reporting regulations applicable to foreign investment enterprises as established by the Ministry of Finance in the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.

Notes to Consolidated Financial Statements (Continued)

The principal adjustments made to conform the statutory financial statements to U.S. GAAP included the following:

•	Reclassification of certain items, designated as “prepayments” and “construction-in-progress” in the statutory financial statements, as property, plant and equipment;

•	Reclassification of certain items, designated as “reserves appropriated from net income” in the statutory financial statements, as charges to income;

•	Recognition of deferred income taxes;

•	Recognition of provision for impairment loss of long-lived assets and goodwill;

•	Recognition of research and development expenditures; and

•	Recognition of stock-based compensation.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and the enterprises that it controls. This control is normally evidenced when the Group has the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the period are consolidated from or to their effective dates of acquisition or disposal. The equity and net income attributable to minority shareholders’ interests are shown separately in the Group’s balance sheet and income statement respectively.

Intragroup balances and transactions, including sales to companies within the Group, and resulting unrealized profits are eliminated in full. Unrealized losses resulting from intragroup transactions are eliminated unless the cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(b)  Sales

Sales represent the invoiced value of goods, net of consumption tax, discounts and returns, and are recognized when goods are delivered to the customers and the significant risks and rewards of ownership of the goods have been transferred to customers. Provisions for sales allowances and rebates are made at the time of sales of goods and are recognized as a reduction of sales.

(c)  Cash, cash equivalents and short-term bank deposits

Cash represents cash on hand and deposits with financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Bank deposits with original maturity between three and twelve months are classified as short-term deposits.

(d)  Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is calculated on the moving-average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs of sale. Provision for net realizable value for inventories is recognized when the net realizable value of an inventory item falls below its cost. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

(e)  Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of

Notes to Consolidated Financial Statements (Continued)

bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the assets.

Depreciation is calculated on a straight-line basis, at annual rates estimated to write off the cost less estimated residual value of 10% of each asset over its expected useful life. The annual rates are as follows:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The costs of special tools and moulds included in machinery and equipment are amortized over their estimated productive periods.

Land use rights are amortized on a straight-line basis over the term of lease.

When fixed assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

Construction-in-progress consists of factories and office buildings under construction and machinery pending installation and includes the costs of construction, machinery and equipment, and interest charges arising from borrowings used to finance these assets during the period of construction or installation. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use.

(f)  Intangible assets

Intangible assets are stated at cost less accumulated amortization. Cost is the amount of cash or cash equivalents paid or the fair value of the other consideration given to acquire the intangible asset. Amortization is calculated on a straight-line basis over the estimated useful life of 7 years.

(g)  Impairment of long-lived assets

Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(h)  Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets resulting from the Company’s acquisitions of interests in its subsidiaries. Before the adoption of SFAS No. 142 “Goodwill and other Intangible Assets” by the Group on January 1, 2002, goodwill is amortized on a straight-line basis over the expected future economic life, being the shorter of 40 years or the remaining life of the respective subsidiaries. In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, which addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets which have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. Intangible assets with a finite life shall continue to be amortized over the estimated useful lives. The Company adopted SFAS No. 142 effective January 1, 2002. Upon adoption, the Company ceased amortizing goodwill.

Notes to Consolidated Financial Statements (Continued)

(i)  Investments in associated companies

An associated company is a company in which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in the investees’ financial and operating policy decisions. Investments in associated companies are accounted for using the equity method. Goodwill arising on the acquisition of interests in associated companies is included in the carrying amount of the investment.

(j)  Investment securities

The Group’s investment securities are stated at cost less any provision for impairment losses. Declines in fair value that are determined to be other than temporary are charged to income. Realized gains and losses on sales of investment securities are included in income on a specific identified cost basis.

(k)  Taxation

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.

The Company also provides for Hong Kong profits tax at the rate of 16% based on estimated assessable profit arising in Hong Kong.

The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.

Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises.

Ningbo Yuming is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to foreign-invested enterprises. Pursuant to the relevant income tax laws in the PRC, Ningbo Yuming is fully exempted from state enterprise income tax for two years starting from the year ended December 31, 1997, followed by a 50% reduction of enterprise income tax for the next three years thereafter. In addition, Ningbo Yuming is also fully exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Ningbo Yuming was 18% for the year ended December 31, 2002 and 7.5% for the years ended December 31, 2001 and December 31, 2000.

Xing Yuan Dong is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. Xing Yuan Dong received official designation by the local tax authorities as a “New and Technologically-Advanced Enterprise” in 1999. During 2001, Xing Yuan Dong was further designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective combined state and local enterprise income tax rate for Xing Yuan Dong was 7.5%, 7.5% and 33% respectively for the years ended December 31, 2002, 2001 and 2000.

Mianyang Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. During 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Mianyang Ruian is exempted from state and local enterprise income tax for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. As a result, Mianyang Ruian was exempted from income tax for the years ended December 31, 2002 and December 31, 2001. For the year ended December 31, 2000, Mianyang Ruian was subject to state and local income taxes at the standard rates.

Notes to Consolidated Financial Statements (Continued)

Dongxing Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 0% respectively in accordance with enterprise income tax laws applicable to “New and Technologically-Advanced Enterprises”. In addition, Dongxing Automotive also received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Dongxing Automotive is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Dongxing Automotive was 7.5% for the years ended December 31, 2002 and 2001.

Other subsidiaries in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Value Added Tax (“VAT”) and Consumption Tax

The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17%.

Sales of minibuses and sedans are also subject to consumption tax at standard rates of 3% to 5%.

(l)  Deferred taxation

Deferred income taxes are provided using the liability method in which deferred income taxes are recognized for temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences expected to occur in subsequent years are recorded as assets and liabilities on the balance sheets.

(m)  Foreign currency translation

The functional currency of the Company and its subsidiaries is RMB. Transactions denominated in foreign currencies are translated into RMB at the unified exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable unified exchange rates prevailing at the balance sheet dates. The resulting exchange differences are included in the determination of income. Non-monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates prevailing at the time of transaction.

Foreign currency translation adjustments in other comprehensive income arose from the Company’s change in functional currency in previous year.

(n)  Warranty

A provision is recognized when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligations. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Shenyang Automotive’s minibuses are sold with an eighteen-month or 30,000 kilometers first-to-occur limited warranty. The sedans are sold with a twenty-four-month or 40,000 kilometers first-to-occur limited warranty. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty.

The costs of the warranty obligation are accrued at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience.

Notes to Consolidated Financial Statements (Continued)

The reconciliation of the changes in the warranty obligation for 2002 is as follows:

RMB’000

Balance as of January 1, 2002	8,852
Accrual for warranties issued during 2002	31,127
Settlement made during 2002	(21,125)

Balance as of December 31, 2002	18,854

(o)  Advertising expenses

Advertising expenses are expensed as incurred. For the years ended December 31, 2002, 2001 and 2000, advertising expenses of approximately RMB123.6 million, RMB35.7 million (see also Note 23(e)) and RMB126.7 million, respectively, have been charged to selling, general and administrative expenses.

(p)  Research and development expenses

Research and development expenses are expensed as incurred. For the years ended December 31, 2002, 2001 and 2000, research and development expenses of approximately RMB304.9 million, RMB26.9 million and RMB7.6 million, respectively, have been charged to selling, general and administrative expenses.

(q)  Operating leases

Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Rental expenses under operating leases are charged to the income statement on a straight-line basis over the period of the relevant leases.

(r)  Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employee”, which states that compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123 “Accounting for Stock-Based Compensation” and the related amendments under the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure” which allow entities to continue to apply the provisions of APB Opinion No. 25 and provide pro-forma net income or loss and pro-forma earnings or loss per share disclosures for employee stock options as if the fair-value-based method of accounting as prescribed in SFAS No. 123 and SFAS No. 148 was adopted.

Had compensation cost for the Company’s stock options granted been determined based on the fair value of the stock options at the grant date, consistent with the provisions of SFAS No. 123 and SFAS No. 148, the Company’s net income and earnings per share for the years ended December 31, 2002, 2001 and 2000 would have been adjusted to the pro-forma amounts indicated below:

	2002	2001	2000

	RMB’000	RMB’000	RMB’000
Net income as reported	610,465	887,077	870,030
Add: Adjustments for APB Opinion No. 25	10,329	15,461	88,264
Less: Fair value of stock options	(12,565)	(76,857)	(105,306)

Pro-forma net income	608,229	825,681	852,988

	2002	2001	2000

	RMB	RMB	RMB
Basic earnings per share:
As reported	0.1665	0.2510	0.2761
Pro-forma	0.1659	0.2337	0.2707
Diluted earnings per share:
As reported	0.1665	0.2510	0.2680
Pro-forma	0.1659	0.2337	0.2628

(s)  Earnings per share and earnings per ADS

The calculation of earnings per share is based on the weighted average number of shares of common stock outstanding during the year.

Notes to Consolidated Financial Statements (Continued)

The diluted earnings per share for the year is calculated based on the weighted average number of common stock mentioned above and adjusted for all dilutive potential ordinary shares outstanding during the year. The effect of the stock split on April 14, 2000 has been reflected retrospectively for the purpose of earnings per share computation.

A reconciliation of the weighted average number of common stock used in calculation of basic and diluted earnings per share is as follows:

	2002	2001	2000

Weighted average number of common stock used in calculation of basic earnings per share	3,666,052,900	3,533,552,900	3,151,418,900
Dilutive effect of stock options	—	—	94,562,903
Weighted average number of common stock adjusted for dilutive effect of stock options used in calculation of diluted earnings per share	3,666,052,900	3,533,552,900	3,245,981,803

The effect of the assumed conversion of the potential common stock outstanding for the years ended December 31, 2002 and 2001 is anti-dilutive.

On April 14, 2000, the Company’s shares traded on the NYSE were converted to ADSs at a ratio of 100 shares to each ADS. The calculation of earnings per ADS is based on the weighted average number of ADSs outstanding during the years presented. The weighted average number of ADS outstanding is calculated based on the assumptions that the ADSs had been in existence throughout all the years presented and that all of the outstanding ordinary shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

A reconciliation of the weighted average number of ADSs for calculation of basic and diluted earnings per ADS is as follows:

	2002	2001	2000

Weighted average number of ADSs used in calculation of basic earnings per ADS	36,660,529	35,335,529	31,514,189
Dilutive effect of stock options	—	—	945,629
Weighted average number of ADSs adjusted for dilutive effect of stock options used in calculation of diluted earnings per ADS	36,660,529	35,335,529	32,459,818

(t)  Segmental information

Segmental information is presented in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” which establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographic areas and major customers. Disclosure of segmental information in accordance with SFAS No. 131 is made in Note 28.

(u)  Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income.

Notes to Consolidated Financial Statements (Continued)

There was no other comprehensive income or loss for the years ended December 31, 2002, 2001 and 2000 other than net income for the three years.

(v)  Other recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not expect that the adoption of SFAS No. 143 will have a material effect on the Group’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items, as previously required under SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30”. Extraordinary treatment will be required for certain extinguishments, as provided in APB Opinion No. 30 “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The statement also amended SFAS No. 13 “Accounting for Leases” for certain sale-leaseback transactions and sublease accounting. SFAS No. 145 is effective since January 1, 2003. Management does not expect that the adoption of SFAS No. 145 will have a material effect on the Group’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, and must be applied beginning on January 1, 2003. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when the exit or disposal plan is approved. Management does not expect that the adoption of SFAS No. 146 will have a material effect on the Group’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro-forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro-forma effect in interim financial statements. SFAS No. 148 is effective for financial statements for fiscal years ended after December 15, 2002. Please refer to Note 3(r) for relevant disclosures.

In December 2002, FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued. FIN 45 requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Management is currently evaluating the impact of recognizing such liabilities, if any, on the Group’s consolidated financial position and results of operations. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ended after December 15, 2002. Please refer to Note 3(n) and Note 19 for details.

In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the

Notes to Consolidated Financial Statements (Continued)

equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management does not expect that the adoption of FIN 46 will have a material effect on the Group’s financial position or results of operations.

4.  SUBSIDY INCOME

Xing Yuan Dong was granted a subsidy of approximately RMB181,600,000 by the Administrative Committee of Shenyang New and High-Tech Industrial Development Zone for the year ended December 31, 2000. During 2000, approximately RMB88 million was received by the Company and the remaining balance was received in 2001.

5.  INCOME TAXES

For the years ended December 31, 2002, 2001 and 2000, certain of the Company’s subsidiaries were subject to income taxes in the PRC at the applicable statutory tax rates on taxable income as reported in the statutory financial statements adjusted for the reduced tax rates and exemptions described in Note 3(k).

The amount of income taxes charged to the consolidated income statement represents:

	2002	2001	2000

	RMB’000	RMB’000	RMB’000
Current taxation	184,651	116,250	316,337
Deferred taxation	(38,041)	—	—

	146,610	116,250	316,337

The reconciliation of the Group’s effective income tax rate (based on income before taxes and minority interests) to its statutory income tax rate for years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000

Average statutory tax rate (including state and local income taxes)	18.58%	18.93%	26.26%
Effect of statutory tax holiday	(9.30%)	(7.72%)	(1.67%)
Effect of permanent difference relating to non-deductible expenses (non- taxable subsidy)	5.91%	—	(3.10%)
Others, not individually significant	2.01%	(1.63%)	0.19%

Effective tax rate	17.20%	9.58%	21.68%

The average statutory tax rates for the relevant periods represented the weighted average tax rates of the Company’s subsidiaries calculated on the basis of the relative amount of net income and the applicable statutory tax rate of each subsidiary.

As of December 31, 2002, deferred tax asset mainly arose from pre-operating expenses and accrued expenses which were not fully deductible in 2002 but will be available for deduction in future years. The tax effects for amounts available for future deduction arising from pre-operating expenses and accrued expenses were approximately RMB16.8 million and RMB15.3 million, respectively. As of December 31, 2001 and 2000, there were no material deferred tax assets or liabilities.

Notes to Consolidated Financial Statements (Continued)

6.  PLEDGED SHORT-TERM BANK DEPOSITS

As of December 31, 2002 and 2001, approximately RMB1,350.0 million and RMB1,925.8 million respectively of the short-term bank deposits were pledged as security for banking facilities.

7.  ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of:

	2002	2001

	RMB’000	RMB’000
Accounts receivable	67,024	77,166
Less: Allowance for doubtful debts	(51,749)	(53,059)

	15,275	24,107

8.  NOTES RECEIVABLE

Notes receivable are primarily notes received from customers for the settlement of trade receivable balances. As of December 31, 2002 and 2001, all notes receivable were guaranteed by established banks in the PRC and have maturities of between one to six months. The fair value of the notes receivable approximated their carrying value.

9.  OTHER RECEIVABLES

As of December 31, 2002, included in other receivables was an amount of RMB500 million deposited with an investment company during the year. This arrangement was terminated during the year and the deposit was fully refunded subsequent to year end at the original amount.

During 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong to an affiliated company at original investment cost of RMB480 million (the “Consideration”). As of December 31, 2002, other receivables included outstanding Consideration of RMB220 million, of which approximately RMB183 million was received in March 2003.

As of December 31, 2001, other receivables were primarily advances to third parties and subsidy receivables from the Administrative Committee of Shenyang New and High-Tech Industrial Development Zone. The advances to third parties of approximately RMB23.4 million were guaranteed by Shenyang JinBei Automotive Company Limited (formerly known as Shenyang Brilliance Automotive Company Limited) (“JinBei”), a joint venture partner of Shenyang Automotive and carried interest at 6.138% per annum and had no fixed repayment dates.

10.  INVENTORIES

Inventories consist of:

	2002	2001

	RMB’000	RMB’000
Raw materials	399,182	319,173
Work-in-progress	126,202	46,783
Finished goods	309,563	273,417
Less: Net realizable value provision	(46,582)	(12,404)

	788,365	626,969

11.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	2002	2001

	RMB’000	RMB’000
Buildings	794,371	624,783
Machinery and equipment	2,965,625	2,247,392
Motor vehicles	75,765	67,900
Furniture, fixtures and office equipment	145,357	96,071
Construction-in-progress	453,028	738,931

	4,434,146	3,775,077
Less: Provision for impairment losses	(31,922)	(30,950)

	4,402,224	3,744,127
Less: Accumulated depreciation	(846,349)	(640,121)

Net book value	3,555,875	3,104,006

Notes to Consolidated Financial Statements (Continued)

During 2001, certain obsolete moulds were written down to their estimated residual value and the related impairment losses were charged to selling, general and administrative expenses during the year.

During the years ended December 31, 2002, 2001, and 2000, capitalized interest expense amounted to approximately RMB0.8 million, RMB49.2 million and RMB79.1 million respectively.

12.  INTANGIBLE ASSETS

	2002	2001

	RMB’000	RMB’000
Cost
Beginning of year	681,100	681,100
Additions	650	—

End of year	681,750	681,100

Accumulated amortization
Beginning of year	—	—
Amortization for the year	(56,784)	—

End of year	(56,784)	—

Net book value
End of year	624,966	681,100

Beginning of year	681,100	681,100

Intangible asset amounting to RMB681.1 million represents rights, titles and interest in certain design and engineering agreements and technical assistance agreement relating to a sedan project acquired from an affiliated company of Brilliance Holdings Limited in 2000. No amortization was charged in 2001 as the intangible asset was not available for its intended use by December 31, 2001. Amortization commenced when the intangible asset was available for its intended use in 2002.

For each of the 5 years ending December 31, 2007, the estimated amortization expense of the intangible assets as of December 31, 2002 is approximately RMB97.3 million.

Notes to Consolidated Financial Statements (Continued)

13.  INVESTMENTS IN ASSOCIATED COMPANIES

Investments in associated companies as of December 31, 2002 consist of:

	Place of		Percentage of equity
	establishment/		interest/voting right
Name of company	incorporation	held indirectly	Principal activities

Mianyang Xinchen Engine Co., Ltd. (“Mianyang Xinchen”)	Mianyang, the PRC	50%	Manufacturing and sales of automotive engines for minibuses and light duty trucks

Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”)	Shenyang, the PRC	12.77%	Manufacturing and sales of automotive engines for sedans and minibuses

Shenyang Xinguang Brilliance Automotive Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	50%	Manufacturing and sales of automotive engines for minibuses and light duty trucks

Notes to Consolidated Financial Statements (Continued)

The carrying values of investments in associated companies are:

	2002	2001

	RMB’000	RMB’000
Investment in Mianyang Xinchen	287,829	248,846
Investment in Compass Pacific Holdings Limited (“Compass Pacific”)	—	29,793
Investment in Shenyang Aerospace	187,697	153,769
Investment in China Zhengtong Investment Holdings Co., Ltd. (“Zhengtong”)	—	480,000
Investment in Xinguang Brilliance	443,920	401,178

	919,446	1,313,586

In December 2001, Xing Yuan Dong (a 100%-owned subsidiary) entered into an agreement with two affiliated companies to establish Zhengtong. Pursuant to the agreement, Xing Yuan Dong contributed cash amounting to RMB480 million to acquire a 47.06% equity interest in Zhengtong. Zhengtong’s principal activity is investment holding. The Group disposed of its entire equity interest in Zhengtong to an affiliated company in December 2002 at a consideration of RMB480 million.

Since November 2002, certain directors of the Company ceased to be the directors of Compass Pacific, a formerly associated company. As such, the directors consider that the Company could not exert significant influence over Compass Pacific, and the investment in Compass Pacific was reclassified as investment securities, which was stated at the net book value at the time of reclassification less provision for impairment losses.

The acquisition of associated companies have been accounted for using the purchase method of accounting. The tangible assets were valued in the acquisitions at their estimated fair values. The excess of the purchase price over the fair values of the net assets acquired has been accounted for as goodwill. The carrying values of goodwill of the associated companies, which are included in the carrying amount of investments in associated companies, are:

	2002	2001

	RMB’000	RMB’000
Mianyang Xinchen	91,410	91,410
Compass Pacific	—	10,285
Shenyang Aerospace	31,983	31,983
Xinguang Brilliance	299,694	299,694

	423,087	433,372

Before the adoption of SFAS No. 142 as of January 1, 2002, equity method goodwill was amortized on a straight-line basis over the expected future economic life. Since January 1, 2002, goodwill ceased to be amortized. Pro-forma disclosures for goodwill are presented in Note 14.

The equity shares in the income (loss) of the associated companies in 2002 and 2001 are:

	2002	2001

	RMB’000	RMB’000
Mianyang Xinchen	66,955	34,031
Compass Pacific	(3,989)	(3,375)
Shenyang Aerospace	33,937	(3,791)
Xinguang Brilliance	47,256	13,178
Zhengtong	(6,014)	—

	138,145	40,043

Notes to Consolidated Financial Statements (Continued)

Combined financial information of the associated companies is summarized as follows:

	2002	2001

	RMB’000	RMB’000
Revenue	2,087,319	1,732,108
Profit before taxation, net	409,745	81,322
Net income	391,773	70,678
Current assets	1,449,819	2,288,293
Non-current assets	1,242,550	1,344,050

Total assets	2,692,369	3,632,343

Current liabilities	858,212	572,000
Long-term liabilities	585,402	824,336

Total liabilities	1,443,614	1,396,336

Total owners’ equity	1,248,755	2,236,007

14.  GOODWILL

	2002	2001

	RMB’000	RMB’000
Cost, beginning of year	439,583	248,316
Additions from acquisition of a subsidiary	—	191,267
Less: Accumulated amortization	(25,119)	(25,119)

	414,464	414,464

Before the adoption of SFAS No. 142 as of January 1, 2002, goodwill was amortized on a straight-line basis over the expected future economic life. Since January 1, 2002, goodwill ceased to be amortized.

Pro-forma disclosure of net income and earnings per share in all periods presented excluding amortization of goodwill arising from acquisition of subsidiaries and associated companies in accordance with SFAS No. 142 is as follows:

	2002	2001	2000

	RMB’000	RMB’000	RMB’000
Reported net income	610,465	887,077	870,030
Goodwill amortization	—	6,200	6,355
Equity method goodwill amortization	—	11,313	3,398

Adjusted net income	610,465	904,590	879,783

Reported basic earnings per share	RMB0.1665	RMB0.2510	RMB0.2761
Goodwill amortization	—	RMB0.0018	RMB0.0020
Equity method goodwill amortization	—	RMB0.0032	RMB0.0011

Adjusted basic earnings per share	RMB.0.1665	RMB0.2560	RMB0.2792

Reported diluted earnings per share	RMB0.1665	RMB0.2510	RMB0.2680
Goodwill amortization	—	RMB0.0018	RMB0.0020
Equity method goodwill amortization	—	RMB0.0032	RMB0.0010

Adjusted diluted earnings per share	RMB0.1665	RMB0.2560	RMB0.2710

15.  BANK NOTES PAYABLE

As of December 31, 2002 and 2001, certain bank notes payable were bank notes secured by bank deposits of approximately RMB1,350.0 million and RMB1,925.8 million, respectively.

16.  TAXES PAYABLE

Taxes payable consist of:

	2002	2001

	RMB’000	RMB’000
VAT payable (prepayment)	54,314	(7,119)
Income taxes payable	133,920	70,833
Others	155,249	170,554

	343,483	234,268

Notes to Consolidated Financial Statements (Continued)

17.  INTEREST EXPENSE AND INTEREST INCOME

	2002	2001	2000

	RMB’000	RMB’000	RMB’000
Interest expense	(171,286)	(178,028)	(96,280)
Interest income	43,617	110,735	116,029

	(127,669)	(67,293)	19,749

18.  SHORT-TERM BANK LOANS

Short-term bank loans were drawn for working capital purposes and to finance construction-in-progress, and are denominated in Renminbi and U.S. Dollars. The loans are repayable within one year and bear interests at the prevailing lending rates in the PRC, which ranged from 5.31% to 5.841% per annum during the year ended December 31, 2002, 5.58% to 8.53% per annum during the year ended December 31, 2001 and from 5.56% to 8.52% per annum during the year ended December 31, 2000. The weighted average borrowing rate as at December 31, 2002, 2001 and 2000 was 5.487%, 6.002% and 6.329%, respectively.

As of December 31, 2002 and 2001, the Group’s secured short-term bank loans were:

	December 31,

	2002	2001

	RMB’000	RMB’000
Secured by:
Property, plant and equipment of Shenyang Automotive	150,000	—
Guaranteed by:
The Company	—	200,000

19.  COMMITMENTS AND CONTINGENCIES

(a)  Commitments

As of December 31, 2002, the Group had approximately RMB1,021.9 million in outstanding commitments of which certain items are denominated in Deutsch Marks, U.S. Dollars and Euros. The amount included contracted but not provided for capital commitment for construction projects, investment and acquisition, purchase of equipment, and others amounting to approximately RMB710.9 million, future aggregate minimum lease payments under noncancellable operating leases regarding leased properties amounting to approximately RMB85.6 million, and authorized but not contracted for capital commitment amounting to approximately RMB225.4 million.

The future aggregate minimum lease payments under noncancellable operating leases regarding leased properties are detailed as follows:

2002

RMB’000
Within one year	10,818
One to two years	6,071
Two to three years	5,284
Three to four years	3,493
Four to five years	3,493
Over five years	56,469

85,628

(b) Contingent liabilities

(i)	The Group had endorsed or discounted bank notes which were not yet honored by the issuers as of December 31, 2002 and 2001 of approximately RMB1,414 million and RMB1,145 million, respectively.

Notes to Consolidated Financial Statements (Continued)

(ii)	As of December 31, 2002, subsidiaries of the Group had provided the following guarantees:

(1)	Corporate guarantees of approximately RMB740 million (2001: RMB1,114 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua:

The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the banking facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2002, the guarantee provided for the bank loans and notes drawn by affiliated companies of Shanghai Shenhua was approximately RMB740 million, which is also the maximum potential amount of future payments under the guarantee as of December 31, 2002. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2002.

(2)	A joint and several proportional guarantee with all the initial joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately RMB374 million (2001: RMB540 million) drawn by Shenyang Aerospace which will expire in 2008:

The guarantee was provided by the joint venture partners of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the joint venture partners are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2002, the guarantee provided for the outstanding bank loan of Shenyang Aerospace was RMB374 million, which is also the maximum potential amount of future payments under the guarantee as of December 31, 2002. However, default by Shenyang Aerospace is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2002.

(iii)	As of December 31, 2002, subsidiaries of the Group had issued letters of credit amounting to RMB44 million.

(iv)	As of December 31, 2002, Shenyang Automotive placed bank security deposits amounting to approximately RMB48 million and issued bank guarantees of RMB50 million at the request of the General Administration of Customs, pending the completion of an assessment of the eligibility on the exemption of the VAT and custom duties related to certain imported fixed assets of this operating subsidiary. Subsequent to year end, bank guarantees amounting to RMB30 million were released. Management is currently in discussion with the relevant authorities. Should these fixed assets be not eligible for such exemption, additional VAT and custom duties to be determined by the relevant authorities may be levied. The directors consider any additional liabilities in excess of the security deposits would not be significant.

(v)	On January 21, 2003, a writ dated January 21, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”) as Plaintiff was filed with the Supreme Court of Bermuda and an ex parte Court Order dated January 22, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favor of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Foundation, a former significant shareholder, in certain 1,446,121,500 shares of the

Notes to Consolidated Financial Statements (Continued)

Company (the “Sale Shares”) was held in trust for Broadsino. The Court Order restrained the Company from among other things: (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/ or Huachen to certain directors of the Company; or (b) if such transfer has already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Bermuda court of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claims that the Company was aware of the trust arrangement and further alleges that the Company knowingly participated in a breach of that trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino seeks recovery of the Sale Shares and in the alternative damages.

Upon application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on February 11, 2003. On February 26, 2003, a Statement of Claim (the “Statement of Claim”) was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On March 10, 2003, the Company has taken out summons (the “Strikeout Summons”) at the Bermuda court to have the Writ and the Statement of Claim struck out. The directors do not believe this litigation to have any significant impact on the financial position of the Company.

Notes to Consolidated Financial Statements (Continued)

20.  CAPITAL STOCK

	2002		2001		2000

	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount

	’000	’000	’000	’000	’000	’000
Authorized:
Common stock of US$0.01 each	5,000,000	US$50,000	5,000,000	US$50,000	5,000,000	US$50,000
Issued and fully paid:
Common stock of US$0.01 each	3,666,053	RMB303,194	3,666,053	RMB303,194	3,348,053	RMB276,891

Notes to Consolidated Financial Statements (Continued)

During 2000, certain directors and employees exercised their stock options (see Note 21 for details) and as a result 304,360,000 shares of common stock of US$0.01 each were issued at a price of HK$1.059 per share. These new shares ranked pari passu with existing shares.

On May 25, 2001, arrangements were made for a private placement to professional and institutional investors of 318,000,000 common stock of US$0.01 each at a price of HK$2.20 per share by Zhuhai Brilliance, a then shareholder, and Mr. Yang Rong, ex-Chairman of the Company. The price of HK$2.20 per share represented a discount of approximately 12% to the closing market price of the Company’s shares of HK$2.50 per share as quoted on SEHK on May 24, 2001. On the same date, the Company entered into a subscription agreement with Zhuhai Brilliance and Mr. Yang Rong for the subscription of 318,000,000 new shares of common stock of US$0.01 each at a price of HK$2.20 per share (the “Subscription”). The Subscription was completed in June 2001. The subscription price was equivalent to the placing price mentioned above. All the shares issued during 2001 ranked pari passu with the then existing shares in all respects.

21.  STOCK OPTIONS

Upon the listing on the Company’s shares on the SEHK, the Company adopted an employee share option scheme (the “Scheme”). Pursuant to the Scheme, the Company’s Board of Directors may grant options to employees of the Group to subscribe for the Company’s common stock at a price which shall be the higher of:

(a)	a price being not less than 80% of the average closing price of the common stock on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheets for the five trading days immediately preceding the relevant date in respect of such options; or

(b)	the nominal value of the common stock.

The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of the option from time to time.

On January 13, 2000, stock options were granted to certain directors and employees entitling them to subscribe for a total of 304,360,000 shares of common stock at HK$1.059 per share (after taking into account the effect of the nineteen for one stock split on April 14, 2000). All the above share options vested immediately upon the date of grant and are exercisable within a period of 10 years. The compensation expense associated with these grants was approximately RMB88.3 million and was charged to income during the year ended December 31, 2000. All of the above stock options were exercised by the respective directors and employees in 2000.

On June 2, 2001, share options were granted to certain directors and employees of the Company, entitling them to subscribe for a total of 31,800,000 shares of the Company’s common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was approximately RMB15.5 million and was charged to income during the year ended December 31, 2001. Up to December 31, 2002, none of the above share options was exercised. No option was granted under the Scheme in 2002.

	Number of
	stock	Exercise
	options	price

	('000)
As of January 1, 2001	—
Granted	31,800	HK$1.896
Exercised	—
Cancelled/lapsed	—

As of December 31, 2001	31,800
Granted	—
Exercised	—
Cancelled/lapsed	(13,972)

As of December 31, 2002	17,828

Notes to Consolidated Financial Statements (Continued)

As a result of this transaction, the additional paid-in capital for the year ended December 31, 2001 was increased by approximately RMB15.5 million.

On June 28, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to the listing rules and regulations of SEHK which came into effect on September 1, 2001. The New Scheme has come into effect on July 15, 2002 and the original share option scheme adopted by the Company on September 18, 1999 (as described above) was terminated. Any new share option granted after July 15, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share option granted in 2001 will not be affected. Pursuant to the New Scheme, the Company’s Board of Directors may grant options to the participants (including the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s common stock at a price which shall not be lower than the higher of:

(a)	the closing price of the common stock on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheet on the date of grant, which must be a trading date;

(b)	the average closing price of the common stock on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheets for the five trading days immediately preceding the date of grant; or

(c)	the nominal value of the common stock.

As of December 31, 2002, no share option was granted under the New Scheme.

On December 18, 2002, Huachen entered into the Principal Agreement with the Foundation, the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 shares of common stock, representing approximately 39.446% of the issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. Completion of the Principal Agreement took place upon signing.

On December 18, 2002, each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao (the “Management Directors”) entered into a call option agreement (“Call Option Agreements”) with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the common stock pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of shares of common stock, totaling 346,305,630 shares in aggregate and representing approximately 9.446% of the issued share capital of the Company, at an exercise price of HK$0.95 per share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after February 6, 2003, the closing date of the general offer made to the remaining shareholders by Huachen and the Management Directors dated December 18, 2002.

Under the terms of the Call Option Agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable, without interest, within a 3-year period after the date of completion of the purchase of the relevant common stock, and the shares will be pledged as security in favor of Huachen until full payment of the exercise price.

As a result of the Call Option Agreements entered into between Huachen and the Management Directors, compensation expense associated with these call options is being recognized by the Company on a straight-line basis from December 18, 2002 to August 6, 2003, the date that the call options become fully vested. Accordingly, compensation expense of approximately RMB10.3 million was charged to the income statement for the year ended December 31, 2002, and compensation expense of approximately RMB173.2 million will be charged to the income statement in 2003.

Notes to Consolidated Financial Statements (Continued)

Pro-forma disclosures, had the Company determined compensation expense based on the fair value of the stock options in accordance with SFAS No. 123 and No. 148, are presented in Note 3(r).

The fair value of each option grant is estimated using the minimum value method of the Black-Scholes option pricing model. The weighted average assumptions used for grants made in 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Risk-free interest rate	4.96%	5.71%	5.68%
Expected option life (days of share option outstanding) — Exercised on August 12, 2000	N/A	N/A	211 days
— Exercised on August 18, 2000	N/A	N/A	217 days
— Exercised on August 29, 2000	N/A	N/A	228 days
— Issued on June 2, 2001	N/A	10 years	N/A
— Issued on December 18, 2002	1 year	N/A	N/A
Expected dividend yield	4.11%	3.98%	6.97%
Volatility	48.01%	75.88%	84.79%

22.  DISTRIBUTION OF PROFIT

As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income as stipulated by statute or by the Board of Directors and recorded as a component of shareholders’ equity. Under U.S. GAAP, the appropriation for the staff welfare and incentive bonus fund is charged to income and any unutilized balance is included in current liabilities. Shenyang Automotive’s appropriations to dedicated capital, which consisted solely of appropriations to the staff welfare and incentive bonus fund, amounted to nil, nil and RMB17.6 million for the years ended December 31, 2002, 2001 and 2000, respectively, and were charged to income in each respective year. As of December 31, 2002, 2001 and 2000, unutilized appropriations to the staff welfare and incentive bonus fund amounted to RMB16.4 million, RMB14.7 million and RMB15.4 million, respectively. For the years ended December 31, 2002 and 2001, the subsidiaries of the Company appropriated approximately RMB60.8 million and RMB66.2 million, respectively, to the general reserve fund. No such appropriation was made by the subsidiaries for the year ended December 31, 2000. No appropriation to the enterprise expansion fund was made by the subsidiaries for the years ended December 31, 2002, 2001 and 2000.

Notes to Consolidated Financial Statements (Continued)

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in the statutory financial statements and amounted to RMB1,567.1 million, RMB250.2 million and RMB905.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Distributions received from the Company’s subsidiaries are denominated in U.S. Dollars and are translated at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of the Company’s subsidiaries amounted to RMB325.8 million, RMB1,313.6 million and RMB880.2 million as of December 31, 2002, 2001 and 2000, respectively. The distributable profits of subsidiaries are different from the amounts reported under US GAAP. The Company’s share of undistributed earnings retained in the associated companies amounted to RMB271.2 million as of December 31, 2002.

Dividends declared by the Company during the years consist of:

	2002	2001

	RMB'000	RMB'000
2001 and 2000 final dividends of HK$0.005 and HK$0.005 per share, respectively	19,605	19,762
2002 and 2001 interim dividends of HK$0.004 and HK$0.004 per share, respectively	15,690	15,544

	35,295	35,306

On April 28, 2003, the Company proposed a final dividend of HK$0.01 per share totaling approximately RMB39,210,000.

23.  RELATED PARTY TRANSACTIONS

An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Save as disclosed elsewhere in the financial statements, particulars of significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are summarized below:

(a)	Amounts due from affiliated companies arising from trading activities:

	2002	2001

	RMB'000	RMB'000
Due from Shanghai Yuantong (i)	655,835	439,411
Due from Shanghai Shenhua and its affiliated companies	63,608	31,874
Due from other affiliated companies of Brilliance Holdings Limited (ii)	41,675	61,125
Due from affiliated companies of JinBei	11,015	35,071
Due from affiliated companies of the joint venture partner in Ningbo Yuming	280	18,281
Due from an associated company	11,376	11,175

	783,789	596,937
Provision for doubtful debts	(9,723)	—

	774,066	596,937

(i)	The amount as of December 31, 2002 was non-interest bearing. The amount due from Shanghai Yuantong during the year ended December 31, 2001 carried interest at a rate of 5.4% per annum.

(ii)	As of December 31, 2001, included in the amounts due from affiliated companies of Brilliance Holdings Limited was an amount of approximately RMB56 million guaranteed by a shareholder of an affiliated company. The amount was fully settled in 2002.

Save as disclosed above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to Consolidated Financial Statements (Continued)

(b)	Notes receivable from affiliated companies arising from trading activities consisted of the following:

	2002	2001

	RMB'000	RMB'000
Notes receivable from affiliated companies of JinBei	6,613	—
Notes receivable from Shanghai Shenhua	156,240	536,859
Notes receivable from Shanghai Yuantong	3,325	144,935
Notes receivable from other affiliated companies of Brilliance Holdings Limited	20,807	3,075
Notes receivable from an associated company	26,000	2,000

	212,985	686,869

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of between one to six months. The fair value of the notes receivable approximates their carrying value.

(c)	As of December 31, 2002, included in prepayments and other current assets were approximately RMB263 million (2001: RMB168 million) prepayments for purchases of raw materials made to an affiliated company of Brilliance Holdings Limited. Subsequent to December 31, 2002, an amount of RMB98 million was refunded by this affiliated company.

As of December 31, 2002, included in other receivables was RMB220 million (2001: nil) of outstanding proceeds from the disposal of an associated company to an affiliated company (Note 13). Approximately RMB183 million was received in March 2003.

(d)	Amounts due to affiliated companies arising from trading activities consisted of the following:

	2002	2001

	RMB'000	RMB'000
Due to associated companies	398,523	169,589
Due to Shanghai Shenhua and its affiliated companies	101,029	173,636
Due to JinBei and its affiliated companies	196,186	107,095
Due to other affiliated companies of Brilliance Holdings Limited	21,839	32,340
Due to affiliated companies of the joint venture partner of Ningbo Yuming	10,225	6,287
Due to affiliated companies of the joint venture partner of Xinguang Brilliance	1,567	3,132

	729,369	492,079

Notes to Consolidated Financial Statements (Continued)

(e)	Save as disclosed elsewhere in the financial statements, significant transactions with affiliated companies consisted of:

	2002	2001	2000

	RMB'000	RMB'000	RMB'000
Sales to JinBei, the joint venture partner of Shenyang Automotive, and its affiliated companies	56,438	14,923	3,527
Purchases from JinBei and its affiliated companies	712,061	317,046	25,319
Sales to Shanghai Shenhua and its affiliated companies	1,664,156	907,232	4,821,322
Purchases from Shanghai Shenhua and its affiliated companies	375,402	164,323	153,933
Sales to other affiliated companies of Brilliance Holdings Limited	150,390	59,816	644,167
Purchases from other affiliated companies of Brilliance Holdings Limited	99,514	274,379	406,020
Sales to Shanghai Yuantong	710,100	2,622,002	83,509
Sales to associated companies	102,024	61,683	98,546
Purchases from associated companies	1,014,057	635,373	715,610
Purchases from affiliated companies of the joint venture partner of Ningbo Yuming	14,580	33,524	33,237
Research and development expenses to third parties under contracts assumed from an affiliated company of Brilliance Holdings Limited at original costs	116,000	—	—
Long-term prepayment for fixed assets to a third party under a contract assumed from an affiliated company of Brilliance Holdings Limited at original cost	18,305	—	—
Sales to a joint venture partner of Shenyang Aerospace	—	—	1,710
Sales to affiliated companies of the joint venture partner of Mianyang Xinchen	—	—	15,136
Purchase of an intangible asset from an affiliated company of Brilliance Holdings Limited (see Notes 12 and 26)	—	—	681,100
Acquisition of Key Choices from Brilliance Holdings Limited	—	278,213	—
Acquisition of Xinguang Brilliance from Brilliance Holdings Limited	—	—	388,000
Sales of fixed assets to an affiliated company of Brilliance Holdings Limited	—	5,558	—
Sales of fixed assets to an associated company	—	18,425	—
Purchase of fixed assets and other assets from other affiliated companies of Brilliance Holdings Limited	—	41,984	24,498
Purchases of moulds from an affiliated company of Shanghai Shenhua	—	35,750	—
Advertising expenses reimbursed by Shanghai Yuantong	—	64,070	—
Management expenses reimbursed to and consultancy fees paid to Brilliance Holdings Limited	5,182	12,405	5,796
Interest income from Shanghai Yuantong	—	15,930	—
Interest income from Brilliance Holdings Limited and its affiliated companies	—	23,709	56,964
Interest income from associated companies	—	—	2,386

The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

During the year ended December 31, 2002, JinBei allowed Shenyang Automotive to use the technology of components in the manufacturing of Zhonghua sedan (see also Note 30(b)).

Other significant transactions with affiliated companies consisted of:

i.  Trademark license

Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

ii.  Guarantees provided to affiliated companies

Please refer to Note 19 (b) (ii) for details of the guarantees provided to affiliated companies.

Notes to Consolidated Financial Statements (Continued)

(f)	The advances to affiliated companies consisted of:

	2002	2001

	RMB'000	RMB'000
Advances to Brilliance Holdings Limited and its affiliated companies:
Interest bearing at 5.5% per annum	—	40,000
Non-interest bearing (ii)	907,191	256,223
Advance to Zhuhai Brilliance:
Non-interest bearing (iii)	360,000	—
Advances to affiliated companies of JinBei:
Non-interest bearing	6,613	2,163
Advances to other affiliated companies:
Non-interest bearing (iv)	30,892	—

	1,304,696	298,386
Long-term portion of advances to an affiliated company of Brilliance Holdings Limited:
Interest bearing at 5.5% (i)	—	39,111
Non-interest bearing (i)	—	5,693

	—	44,804

(i)	The long-term portion of advances to an affiliated company of Brilliance Holdings Limited as of December 31, 2001 were wholly repaid in 2002.

(ii)	Approximately RMB810 million of the advances to Brilliance Holdings Limited and its affiliated companies were settled subsequent to year end.

(iii)	The balance of RMB360 million was settled subsequent to year end.

(iv)	RMB30 million of the advances to other affiliated companies was settled subsequent to year end.

Save as disclosed above, the advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(g)	The advances from affiliated companies consisted of:

	2002	2001

	RMB'000	RMB'000
Advances from a joint venture partner of Shenyang Aerospace	139,529	—
Advances from affiliated companies of Brilliance Holdings Limited	13,951	54,276
Advances from an associated company	1,264	—
Advances from an affiliated company of Shanghai Shenhua	1,586	—
Advances from affiliated companies of JinBei	2,092	—
Advances from affiliated companies of the joint venture partner of Ningbo Yuming	3,998	—

	162,420	54,276

The advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(h)	As of December 31, 2002 and 2001, the Company had advanced approximately RMB2,917.3 million and RMB1,869.9 million respectively to its subsidiaries, of which approximately RMB699.3 million and RMB1,200.1 million bear interest at 5.0% and 5.5% per annum respectively.

Notes to Consolidated Financial Statements (Continued)

24.  RETIREMENT PLAN AND EMPLOYEES’ BENEFIT

As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions to the state-sponsored retirement plan at 23.5% to 25% for 2002, 20% to 23.5% for 2001 and 20% to 23.5% for 2000. Commencing from January 1, 1992, Shenyang Automotive agreed to pay a Chinese insurance company to assume the responsibility for making pension payments to all employees retiring after January 1, 1992.

The retirement plan contributions for the years ended December 31, 2002, 2001 and 2000 were approximately RMB26.9 million, RMB21.2 million and RMB17.6 million, respectively.

In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB21.2 million, RMB10.4 million and RMB32.3 million for the years ended December 31, 2002, 2001 and 2000, respectively, were calculated at a certain percentage (approximately 11% to 18.9% in 2002, 9.8% to 10.9% in 2001 and 29.27% in 2000) of the employees’ actual salaries.

The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees’ cash income with maximum contribution by each of the Group and the employees limited to HK$1,000 per month. The retirement benefits scheme cost charged to the income statement represents contributions payable by the Company to the fund. During the years ended December 31, 2002 and 2001, contributions amounting to approximately HK$146,000 and HK$160,000, respectively, were made.

25.  EXECUTIVE BONUS PLAN

Certain officers of the Company are participants in the Executive Bonus Plan (the “Plan”). The Plan provides that up to 5% of the Company’s net income be set aside each year for distribution among plan participants based upon performance as determined by the Company’s Board of Directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. For the year ended December 31, 2001, no bonus was allocated. For the years ended December 31, 2002 and 2000, the Company accrued RMB21.6 million and RMB34.1 million, respectively, under the Plan.

26.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended December 31,

	2002	2001	2000

	RMB'000	RMB'000	RMB'000
Cash paid for:
Interest (net of amount capitalized:
2002: RMB800,000;
2001: RMB49,164,000;
2000: RMB79,118,000)	202,968	178,028	96,280
Income taxes	112,579	183,845	369,373

During the years ended December 31, 2001 and 2000, major non-cash transactions include:

(i)	During the year ended December 31, 2001, purchase consideration amounting to approximately RMB278 million for the acquisition of an indirect equity interest in a subsidiary was offset against certain receivable balances from affiliated companies. During the year ended December 31, 2000, purchase considerations amounting to approximately RMB681.1 million and RMB388 million for the acquisitions of certain intangible assets and an indirect equity interest in an associated company, respectively, were offset against certain receivable balances from affiliated companies and a portion of the proceeds from issuance of shares on exercise of share options which the Company directed to be paid to Brilliance Holdings Limited.

Notes to Consolidated Financial Statements (Continued)

(ii)	During the year ended December 31, 2001, amounts due from and due to affiliated companies of approximately RMB87 million were offset after agreement among the parties. During the year ended December 31, 2000, dividends payable of RMB609.7 million to the joint venture partner of Shenyang Automotive were offset against certain receivable balances from affiliated companies.

(iii)	During the year ended December 31, 2001, the Company acquired a 100% equity interest in Key Choices. In conjunction with the acquisition, assets and liabilities were assumed as follows:

		RMB'000

Cash paid for the acquisition		278,213
Fair value of net assets acquired
Assets	111,165
Liabilities	(24,219)

		(86,946)

Goodwill arising from acquisition		191,267

27.  OTHER SUPPLEMENTAL INFORMATION

The following items are charged to the consolidated statements of income:

	Year ended December 31,

	2002	2001	2000

	RMB'000	RMB'000	RMB'000
Import tariffs	68,168	66,394	164,726
Research and development costs	304,936	26,825	7,623
Foreign exchange losses	2,786	11,608	5,413
Net realizable value provision for inventory	40,761	3,000	5,000
Provision for impairment of property, plant and equipment	2,547	30,950	—
Provision for impairment of investment securities	8,500	—	—
Provision for doubtful debts	18,921	1,352	227

28.  SEGMENT INFORMATION

SFAS No. 131 establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

Before 2002, the Company’s operating segment consists solely of manufacturing and sales of minibuses and automotive components through its subsidiaries within the PRC. No separate financial information and segment information was disclosed.

In 2002, the Company began its operation in manufacturing and selling of Zhonghua sedans, which is managed separately because it represents a strategic business unit that serves a different market in the automobile industry. Therefore, the Company’s reportable operating segments consist of i) manufacture and sales of minibuses and automotive components, and ii) manufacture and sales of Zhonghua sedans.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on stand-alone operating segment net income and generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. The Group’s activities are conducted predominantly in the PRC. Accordingly, no geographical segmentation analysis is provided.

Notes to Consolidated Financial Statements (Continued)

	Manufacture
	and sales of
	minibuses	Manufacture
	and	and sales of
	automotive	Zhonghua
	components	sedans	Total

	RMB'000	RMB'000	RMB'000
Total revenue from reportable segments	6,283,700	1,117,283	7,400,983
Elimination of intersegment revenues	(81,528)	—	(81,528)

Revenues from external customers	6,202,172	1,117,283	7,319,455

Segment income (loss) before taxes and minority interests	1,295,322	(316,276)	979,046
Unallocated amounts — corporate expenses			(126,568)

Income before taxes and minority interests			852,478

Segment assets as of December 31, 2002	9,340,061	4,022,489	13,362,550
Unallocated amounts — corporate assets			491,131

Total assets as of December 31, 2002			13,853,681

Other disclosures:
Depreciation of fixed assets	95,823	117,953	213,776
Amortization of intangible assets	—	56,784	56,784
Interest income	42,983	634	43,617
Interest expense	171,158	128	171,286
Capital expenditure	451,781	244,942	696,723
Equity in earnings of associated companies	104,208	33,937	138,145
Equity method goodwill (Note 13)	391,104	31,983	423,087
Goodwill (Note 14)	414,464	—	414,464

29.  OTHER COMPREHENSIVE INCOME

SFAS No. 130 requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the Company, comprehensive income only represents its net income for 2002, 2001 and 2000.

	Foreign	Accumulated
	Currency	Other
	Translation	Comprehensive
	Adjustments	Income

	RMB'000	RMB'000
Balance at December 31, 2000	39,179	39,179
Current year change	—	—

Balance at December 31, 2001	39,179	39,179
Current year change	—	—

Balance at December 31, 2002	39,179	39,179

30.  EVENTS AFTER BALANCE SHEET DATE

(a)	On March 14, 2003, the Company received the formal approval from the PRC government for the feasibility study for the establishment of a joint venture (the “JV”) between BMW Holding BV (“BMW”), a wholly-owned subsidiary of BMW AG, and Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), an indirect 81%-owned subsidiary of the Company in the PRC. On March 27, 2003, SJAI entered into a joint venture contract (the “JV Contract”) with BMW in relation to the establishment of the JV in the PRC. The registered capital and total investment cost of the JV is Euro150 million and Euro450 million, respectively (equivalent to approximately RMB1,367 million and RMB4,100 million, respectively, based on the exchange rate of Euro/RMB of approximately 9.11). The JV is to be 50%-owned by each of SJAI and BMW and is for a term of 15 years from the date of issuance of business license. The business scope of the JV is to produce

Notes to Consolidated Financial Statements (Continued)

and sell BMW passenger cars, engines, parts and components and to provide after-sales services (including repair and maintenance and spare parts) relating to its products. Profits of the JV will be shared as to 50% by each of SJAI and BMW, in proportion to their respective proportionate contributions to the registered capital of the JV.

Prior to the establishment of the JV, the Company will provide a guarantee to BMW guaranteeing the performance by SJAI of its obligations under the JV Contract. A reciprocal guarantee will be provided by BMW AG to SJAI in respect of the obligations of BMW under the JV Contract.

On April 28, 2003, the Company, through its indirectly 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI will be 89.1% indirectly-owned by the Company. Accordingly, the Company’s effective interests in the JV with BMW will increase from 40.50% to 44.55%. The above transactions are subject to the approval by the Company’s shareholders.

(b)	Pursuant to the Special General Meeting held on February 26, 2003, the shareholders of the Company have approved that the registered capital and total investment of Shenyang Automotive will be increased by US$273 million (equivalent to approximately RMB2,260 million based on the exchange rate of US$/RMB of approximately 8.28) (the “Increased Amount”). The increase in capital will be contributed by the Company and JinBei in proportion to their current equity interests in Shenyang Automotive (51: 49). The Company will inject US$139.23 million (equivalent to approximately RMB1,153 million) by capitalizing its share of distributable profit of a subsidiary and dividend receivable from a subsidiary up to the amount of US$139.23 million (equivalent to approximately RMB1,153 million), representing 51% of the Increased Amount. JinBei will inject US$133.77 million (equivalent to approximately RMB1,107 million), representing 49% of the Increased Amount, by transferring to Shenyang Automotive the technology of components (the “Component Technology”) currently used by Shenyang Automotive mainly in the manufacturing of Zhonghua sedans at RMB820 million and certain training facilities (the “Training Facilities”). The respective values of the Component Technology and the Training Facilities were supported by professional valuations before injecting into Shenyang Automotive. As the aggregate value of the Component Technology and the Training Facilities as valued by the professional valuer is less than US$133.77 million (equivalent to approximately RMB1,107 million), JinBei will contribute the balance of its portion of contribution to the Increased Amount by cash. The above capital increase has been approved by the Ministry of Foreign Trade and Economic Co-operation on December 5, 2002. The contributions will be made by the Company and JinBei within six months from the date of the issuance of the approval by the relevant authorities in the PRC and the new business license.

(c)	Pursuant to the Special General Meeting held on February 26, 2003, the shareholders of the Company have approved that Xing Yuan Dong, a wholly-owned subsidiary of the Company, will provide a guarantee (the “Guarantee”) in respect of a loan up to the amount of RMB370 million by the banks to JinBei (the “Loan”). In consideration of the provision of the Guarantee, JinBei will provide an indemnity (the “Indemnity”) to Xing Yuan Dong of its liabilities under the Guarantee. The Loan will be repaid (i) as to RMB100 million on or before December 31, 2003; (ii) as to RMB200 million on or before December 31, 2004; and (iii) as to the remaining RMB70 million on or before December 31, 2005. The Guarantee and the Indemnity will continue during the term of the Loan until the Loan together with interest therein is repaid in full. A relevant guarantee agreement was entered into in April 2003 with the guarantee amount of RMB300 million.

31.  APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on April 28, 2003.

Information for Investors

Annual General Meeting	Company Secretary and Group Offices	Counsel	New York Depositary, Transfer Agent & Registrar
June 27, 2003, 8:30 a.m. Grand Hyatt Hong Kong 1 Harbour Road Wanchai, Hong Kong Stock Exchange Listing New York Stock Exchange Trading Symbol: CBA	Mr. Lloyd Xing Hong Brilliance China Automotive Holdings Limited Suite 2303–6, 23rd Floor Great Eagle Centre 23 Harbour Road, Wanchai, Hong Kong	Shearman & Sterling 12th Floor Gloucester Tower The Landmark 11 Pedder Street Central, Hong Kong Tel: (852) 2978-8000 Fax: (852) 2978-8099	The Bank of New York 101 Barclay Street New York, N.Y. 10286 U.S.A. Shareholder Inquiries: 1-888-BNYADRS
Hong Kong Stock Exchange
Stock Code: 1114

The Annual Report on
Form 20-F for
Brilliance China Automotive
Holdings Limited to be
filed with the U.S. Securities
and Exchange Commission
will be available upon request.
For a copy, please write or call
Weber Shandwick Worldwide
(HK) Ltd.	Tel: (852) 2523-7227 Fax: (852) 2526-8472 Website: www.brillianceauto.com Shenyang Brilliance JinBei Automobile Co., Limited No. 14, Shanzuizi Road Dadong District Shenyang, China	Auditors PricewaterhouseCoopers 22nd Floor Prince’s Building Central Hong Kong Tel: (852) 2289-8888 Fax: (852) 2810-9888	E-mail: shareowner-svcs
@bankofny.com

Website: www.adrbny.com

Investor Relations

Weber Shandwick Worldwide
(HK) Ltd.
18th Floor, Dina House
Ruttonjee Centre
11 Duddell Street, Central
Hong Kong

Tel: (852) 2845-1008
Fax: (852) 2868-0224

Brilliance China Automotive Holdings Limited
Suite 2303-06, 23rd Floor, Great Eagle Centre
23 Harbour Road, Wanchai
Hong Kong

www.brillianceauto.com